SAFETY ARMS SYSTEMS CORP.

FINANCIAL STATEMENTS
(Unaudited)

As of December 31, 2022 and 2023

Safety Arms Systems Corp.

Financial Statements

As of December 31, 2022 and 2023

Index to Reviewed Financial Statements

Table of Contents   **Page**



INDEPENDENT ACCOUNTANT REVIEW REPORT

February 29, 2024

The Board of Directors

Safety Arms Systems Corp.

101 N. Brand Blvd., 11th Floor,

Glendale, CA 91203

We have reviewed the accompanying balance sheet of Safety Arms Systems Corp. (the company) as of As of December 31, 2022 and 2023, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

Safety Arms Systems Corp.

Balance Sheet Statement (Unaudited)

As of December 31, 2022 and 2023

ASSETS	2022	2023
Current Assets		
Bank Account	176	28,273
Total Current Assets	**176**	**28,273**
Total Non-Current Assets	**-**	**-**
TOTAL ASSETS	**176**	**28,273**
LIABILITIES AND EQUITY		
Total Current Liabilities	**-**	**-**
Total Non-Current Liabilities	**-**	**-**
Equity		
Common Shares	7,992	8,000
Additional Paid-In Capital	83,741	169,441
Retained Earnings	(91,557)	(149,168)
Total Equity	**176**	**28,273**
TOTAL LIABILITIES AND EQUITY	**176**	**28,273**

The accompanying notes are an integral part of these financial statements

Safety Arms Systems Corp.

Income Statement (Unaudited)

For the period ended as of December 31, 2022 and 2023

	2022	**2023**
Net Sales	-	-
Operating Expenses		-
Legal Expense	(11,674)	(20,692)
Dues & Subscriptions Expense	(7,410)	(5,477)
Materials Expense	(8,868)	(6,089)
Travel Expense	(622)	(2,005)
General & Administrative Expense	(9,960)	(10,519)
Marketing Expense	-	(12,442)
Bank Charges	(40)	(387)
Total Operating Expenses	**(38,573)**	**(57,611)**
Net Income (Loss)	**(38,573)**	**(57,611)**

The accompanying notes are an integral part of these financial statements

Safety Arms Systems Corp.

Statement of Changes in Equity (Unaudited)

For the period ended as of December 31, 2022 and 2023

	Number of Shares	Common Shares	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance – December 31, 2021	**79,804,916**	**7,980**	**46,434**	**(52,985)**	**$1,430**
Capital Contributions	120,000	12	37,307	-	$38,749
Net Income (Loss)	-	-	-	(38,573)	$176
Balance as of December 31, 2022	**79,924,916**	**7,992**	**83,741**	**(91,557)**	**$176**
Capital Contributions	75,084	8	85,700	-	$85,884
Net Income (Loss)	-	-	-	(57,611)	$28,273
Balance as of December 31, 2023	**80,000,000**	**$8,000**	**$169,441**	**($149,168)**	**$28,273**

The accompanying notes are an integral part of these financial statements

Safety Arms Systems Corp.
Statement of Cash Flow (Unaudited)

For the period ended as of December 31, 2022 and 2023

OPERATING ACTIVITIES	2022	2023
Net Income (Loss)	(38,573)	(57,611)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Net cash (Used) by operating activities	**(38,573)**	**(57,611)**
Net Cash (Used) by Investing Activities	-	-
Cash Provided by Financing Activities		
Common Shares	12	8
Additional Paid-In Capital	37,307	85,700
Net Cash Provided by Financing Activities	**37,319**	**85,707**
NET CASH INCREASE (DECREASE) FOR PERIOD	**(1,254)**	**28,096**
Cash at the beginning of the period	1,430	176
CASH AT END OF PERIOD	**176**	**28,273**

The accompanying notes are an integral part of these financial statements

Safety Arms Systems Corp.

Notes to the Financial Statements (Unaudited)

As of December 31, 2022 and 2023

1. DESCRIPTION OF THE BUSINESS

Safety Arms Systems Corp. (the company) was established in October 2021 in the state of California, in January 2024, the company was registered in Delaware.

The company developed a prototype of an AR-15 with patented gun locking technology, the locking technology uses cellular SIM cards, and a mobile application to lock and unlock. The technology not only locks the trigger, but completely locks the entire weapon so the unauthorized person is unable to open the weapon. Our design also prevents unauthorized users tampering with the weapon. When tampered with, the locking mechanism goes further into the internal part of the gun at which time, no one, not even the authorized user can unlock it.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

3. EQUITY

The company is authorized to issue 120,000,000 shares, in which 80,000,000 shares are classified as common shares, and 40,000,000 are classified as preferred shares. The company has 80,000,000 common shares issued and outstanding and none preferred shares issued and outstanding as of December 31, 2023.